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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2002

                    ABER DIAMOND CORPORATION

(Translation of registrant's name into English)

        P.O. Box 4569, Station A, Toronto, Ontario, M5W 4T9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                                 Form 40-F     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                 No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Aber

NEWS RELEASE

THIRD QUARTER REPORT
AND PROJECT UPDATE

December 3, 2002 — Toronto, Canada — ABER DIAMOND CORPORATION (TSE-ABZ, NASDAQ-ABER)

Project Update

During the last week of November, the Diavik processing plant began processing ore from the A-154 South kimberlite pipe on an intermittent commissioning basis. The first diamonds liberated and recovered have been delivered to Yellowknife for cleaning and removal of non-diamond particles.

The construction project is expected to be close to completion by the end of December 2002. The overall budget remains at C$1.3 billion with approximately C$40 million of unallocated contingency remaining.

Financial Update

Net earnings — Aber's net loss for the quarter ended October 31, 2002 totaled $1.0 million or $0.02 per share, compared with net earnings of $0.1 million or $nil per share a year earlier. Aber's net loss for the nine month period ended October 31, 2002 totaled $8.1 million or $0.15 per share, compared with net earnings of $85.5 million or $1.57 per share a year earlier. The prior year's nine month's results include a $147.7 million gain ($84.6 million after tax) from the sale of Aber's share in the Snap Lake property in February 2001 for total proceeds of $172.8 million.

Income — Aber's interest income from short-term monetary investments totaled $0.5 million for the quarter, compared to $1.5 million a year earlier. The decrease is due to lower short-term interest rates and lower average cash balances on hand. Aber's interest income from short-term monetary investments totaled $1.2 million for the nine months, compared to $6.8 million a year earlier. Gross proceeds received in February 2001 from the sale of Aber's share of Snap Lake were $172.8 million resulting in a pre-tax gain of $147.7 million. Due to the weakening of the Canadian dollar against the US dollar, Aber also recorded an unrealized foreign exchange gain of $2.0 million on the net US dollar position in the current quarter. The current quarter's gain offsets foreign exchange losses in the previous quarter, resulting in a net gain of $0.1 million.

Expenses — Aber's expenses increased during the latest quarter to $3.4 million, up from $1.4 million a year earlier. Aber's expenses increased during the nine months to $8.8 million, up from $4.2 million a year earlier. This increase was principally due to the expensing of stock option grants and preparation for commercial production. Effective from February 1, 2002, the Company commenced accounting for stock option grants as a compensation expenditure, using the fair value method. The Company's results for the three months ended April 30, 2002 have been restated for this change.

Income taxes — Aber recorded a tax provision of $nil during the quarter, compared to $0.1 million provided during the comparable quarter. The current quarter's nil provision is due to offsetting Large Corporation Taxes against the tax recovery provision for the current quarter's loss. Aber recorded a tax provision of $0.3 million during the nine months compared to a provision of $64.7 million in the prior year.The prior year's provision was mainly due to the sale of Aber's share in the Snap Lake property.

Liquidity and Cash Resources — During the period ended October 31, 2002, working capital increased to $73.4 million at October 31, 2002, from $56.1 million at January 31, 2002, as Aber established the US$45 million of the contingency cash collateral account to be maintained in support of Project completion. This collateral account is to be invested in either cash or short-term money market instruments and will become available to Aber for general corporate purposes on a prescribed basis post-Project completion and upon commencement of the repayment of the Loan Facility.

As of October 31, 2002, Aber had $97.9 million in cash and cash equivalents, of which $18.9 million was held at the Diavik Project, compared with $87.2 million, of which $46.6 million was held at the Diavik Project, at January 31, 2002. Cash and money market instruments are made up of high quality short-term commercial paper. These very liquid, securitized money market instruments are distributed through Canada's major Schedule I chartered banks and can be sold prior to maturity.

As of October 31, 2002, Aber had drawn down long-term debt of US$143.0 million (C$222.7 million at the quarter end closing CDN/US exchange rate) from its US$230 million Project Loan Facility. Therefore, Aber had long-term debt, net of cash, of $124.9 million at October 31, 2002, compared to $87.2 million cash at January 31, 2002.

Investing activities — Investing activities with respect to mineral property expenditures, deferred charges and capital assets were $62.4 million during the current quarter, compared to $45.7 million a year earlier. The most significant investment in both periods was for the Diavik Project. In the current fiscal quarter, Aber invested $57.4 million in the Diavik Project for site construction. In the previous year's corresponding period, $41.8 million was spent on the Diavik Project.

Aber spent $3.3 million and $16.5 million during the quarter and nine month period respectively on financing charges related to the US$230 million Project Loan Facility.

Aber also spent $1.7 million and $7.5 million during the quarter and nine month period respectively on marketing infrastructure initiatives, which included the purchase of further rough diamonds for training purposes as well as the completion of the construction of Aber's dedicated sorting facilities, and preparations for operations readiness.

Financing Activities — Aber funded its share of the Diavik property program, marketing initiatives and costs relating to the Project Loan Facility from drawings under the Project Loan Facility. In the current quarter US$34.0 million (C$53.5 million) was drawn down at prevailing CDN/US exchange rates.

The Diavik Diamonds Project is an unincorporated joint venture between Diavik Diamond Mines Inc. (60%) and Aber Diamond Mines Ltd. (40%). Both companies are headquartered in Yellowknife. Diavik Diamond Mines Inc. is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Ontario.

This press release contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed in the Company's Annual Information Form filed with certain Canadian securities regulators and with the United States Securities and Exchange Commission.

Consolidated financial statements and corresponding notes follow.

For further information, please contact:

Robert A. Gannicott, President & Chief Executive Officer — (416) 362-2237 (ext. 225); or
S. Caroline Glasbey, Director, Investor Relations — (416) 362-2237 (ext. 235)

2

ABER DIAMOND CORPORATION

CONSOLIDATED BALANCE SHEETS

October 31, 2002 and January 31, 2002
(expressed in thousands of Canadian dollars)

	October 31, 2002	January 31, 2002
	(unaudited)
Assets
Current assets:
Cash and cash equivalents (note 3)	$97,855	$87,222
Accounts receivable	2,251	2,375
Advances and prepaid expenses	1,021	7,303

	101,127	96,900
Deferred mineral property costs	543,170	352,515
Deferred charges	22,857	19,893
Capital assets	40,965	34,886

	$708,119	$504,194

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$27,703	$40,758
Long term debt (note 4)	222,723	—
Future income tax liability	79,878	80,926
Minority interest	77	12
Shareholders' equity:
Share capital	326,293	326,200
Stock options (note 2)	3,236	—
Retained earnings	48,209	56,298

	377,738	382,498

	$708,119	$504,194

See accompanying notes to consolidated financial statements.

On behalf of the Board:
John C. Lamacraft	Robert A. Gannicott
Director	Director

ABER DIAMOND CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

For the Periods Ended October 31, 2002 and 2001
(expressed in thousands of Canadian dollars)

	Three months ended October 31,		Nine months ended October 31,
	2002	2001	2002	2001
	(Unaudited)
Income:
Interest	$460	$1,526	$1,235	$6,759
Gain on sale of Snap Lake property	—	—	—	147,714
Foreign exchange	2,011	—	54	—

	2,471	1,526	1,289	154,473

Expenses:
General and administrative	3,380	1,428	8,777	4,185
Amortization	94	41	266	124

	3,474	1,469	9,043	4,309

Earnings (loss) before income taxes	(1,003)	57	(7,754)	150,164
Income taxes (recovery)	(7)	111	335	64,685

Earnings (loss)	(996)	(54)	(8,089)	85,479
Retained earnings (deficit), beginning of period	49,205	60,793	56,298	(24,740)

Retained earnings, end of period	$48,209	$60,739	$48,209	$60,739

Basic earnings (loss) per share	$(0.02)	$—	$(0.15)	$1.57

Diluted earnings (loss) per share	$(0.02)	$—	$(0.15)	$1.55

See accompanying notes to consolidated financial statements.

ABER DIAMOND CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Periods Ended October 31, 2002 and 2001
(expressed in Canadian dollars)
(Unaudited)

	Three months ended October 31,		Nine months ended October 31,
	2002	2001	2002	2001
Cash provided by (used in):
Operations
Net earnings (loss) for the period	$(996)	$(54)	$(8,089)	$85,479
Items not involving cash
Gain on sale of Snap Lake Property	—	—	—	(147,714)
Amortization	94	41	266	124
Future income taxes	(503)	24	(1,048)	64,230
Stock based compensation	1,022	—	2,778	—
Foreign exchange	(2,011)	—	(54)	—
Change in non-cash operating working capital	508	(289)	(1,353)	(131)

	(1,886)	(278)	(7,500)	1,988
Financing:
Long term debt (note 4)	53,549	—	224,789	—
Issue of common shares, for cash, net of issue expenses	—	—	93	172
Investments:
Deferred mineral property costs	(58,763)	(43,523)	(178,256)	(134,505)
Deferred charges	(831)	(1,931)	(15,735)	(4,857)
Capital assets	(2,833)	(252)	(10,747)	(3,299)
Proceeds on sale of Snap Lake Property	—	—	—	172,762
Money market instruments	23,604	—	—	—

	(38,822)	(45,706)	(204,738)	30,101

Foreign exchange effect on cash balances	(1,302)	—	(2,012)	—
Increase/(decrease) in cash and cash equivalents	11,539	(45,984)	10,633	32,261
Cash and cash equivalents, beginning of period	86,316	202,157	87,222	123,912

Cash and cash equivalents, end of period	$97,855	$156,173	$97,855	$156,173

Change in non-cash operating working capital:
Accounts receivable	(37)	$(174)	$(200)	$167
Prepaid expenses	(414)	49	(636)	(52)
Accounts payable and accrued liabilities	959	(164)	(517)	(246)

	$508	$(289)	$(1,353)	$(131)

See accompanying notes to consolidated financial statements.

NOTES:

1.
The interim consolidated financial statements of Aber Diamond Corporation (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate share of jointly controlled assets. Intercompany transactions and balances have been eliminated. These statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended January 31, 2002, except as described in Note 2 below, with regard to the grants of stock options. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended January 31, 2002. As at October 31, 2002, the Diavik Diamonds Project has not commenced Commercial Production and thus no amortization of deferred mineral property costs or deferred charges has been expensed.

2.
Effective February 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants standards for the recognition, measurement and disclosure of stock-based compensation applicable to the grants of stock options under the Company's Stock Option Plan, applying the fair value based method for grants of stock options to non-employees, and the intrinsic value method for grants of stock options to directors and employees. On May 1, 2002 the Company changed its accounting policy, opting to apply the fair value method to all grants of stock options, in accordance with Canadian GAAP.

  As a result of this change, Aber has restated its financial statements for the quarter ended April 30, 2002 for the cost of stock option grants made to directors and employees.

  During the quarter, 90,000 common share options were granted to employees at a weighted average exercise price of $28.03, each expiring in the year 2012. During the quarter, $1.3 million was recorded for stock compensation, of which $1.0 million was charged to income. For the nine months ended October 31, 2002 $3.2 million was recorded for stock compensation, of which $2.8 million was charged to income.

3.
As at October 31, 2002, cash included $70.1 million (US$45 million) of funds held in a contingency cash collateral account to be maintained in support of Project completion. Funds in the cash collateral account will become available to Aber for general corporate purposes on a prescribed basis post-Project completion and upon commencement of repayment of the Loan Facility (note 4).

4.
Aber announced on January 29, 2002 the closing of its US$230 million Project Loan Facility (the "Loan Facility"). First drawdown on the Loan Facility was made on February 6, 2002 and as at October 31, 2002, the balance was US$143 million (C$222.7 million), at the quarter end closing CDN/US exchange rate.

  The Loan Facility is sufficient to fund Aber's share of: all budgeted expenditures to complete the Diavik Project, including ongoing exploration, the 2003 supplies procurement and winter road campaign; costs and fees related to the Loan Facility; interest during the remaining construction period to the commencement of diamond sales during the first half of the year ending January 31, 2004; Aber's corporate and administrative expenditures for that same period; and the cost of establishing Aber's sorting and marketing facilities.

  The underlying interest rate is floating at LIBOR plus 3%. Commitment fees of 1.5% are payable on the outstanding amount of the Loan Facility. Scheduled amortization of the Loan Facility will be over eight semi-annual equal instalments following project completion, with a final maturity date of December 15, 2007. The Loan Facility contemplates accelerated repayment based upon available Project cash flow. The Company is required to comply with certain financial and non-financial covenants.

5.
Share capital information at December 3, 2002:

Authorized	—	100,000,000
Issued & outstanding	—	54,606,670

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED the 2nd day of December, 2002.

ABER DIAMOND CORPORATION (Registrant)
By:	/s/ LYLE R. HEPBURN Name: Lyle R. Hepburn Title: Secretary

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ABER DIAMOND CORPORATION CONSOLIDATED BALANCE SHEETS October 31, 2002 and January 31, 2002 (expressed in thousands of Canadian dollars)
ABER DIAMOND CORPORATION CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS For the Periods Ended October 31, 2002 and 2001 (expressed in thousands of Canadian dollars)
ABER DIAMOND CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS For the Periods Ended October 31, 2002 and 2001 (expressed in Canadian dollars) (Unaudited)
SIGNATURES